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15026347

SECU[...] [...]SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas CPA's

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/20/15

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2014

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated financial statements of Financial America Securities, Inc. and Subsidiary (a State of Ohio corporation), which comprise the consolidated statement of financial condition as of September 30, 2014, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Financial America Securities, Inc. and Subsidiary's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2014, and the results of its operations and cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Financial America Securities, Inc. and Subsidiary's financial statements. The supplementary information is the responsibility Financial America Securities, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 2, 2014

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Assets			
Cash and cash equivalents		$	43,460
Deposit with clearing organization			56,924
Securities owned at fair value			2,606
Accounts receivable			37,373
Loan receivable – shareholders			18,000
Prepaid expenses			6,248
Deferred taxes			25,480
Deposits			2,259
Total Assets		$	192,350

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accounts payable	$	25,399	
Accrued expenses		36,783	62,182
Stockholders' Equity			
Preferred stock 'B', $1,000 par value, 300 shares Authorized, 83 shares issued and outstanding		83,000	
Preferred stock 'C', $1,000 par value, 100 shares authorized 25 shares issued and outstanding		25,000	
Common stock, no par value, 700 shares authorized, 626 shares issued and 493 shares outstanding		781	
Additional paid in capital		227,936	
Retained Earnings		(68,985)	
		267,732	
Less: Treasury stock, at cost - 133 shares common, 29 shares preferred		137,564	130,168
			$ 192,350

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 1,523	
Commission on transactions in exchange listed equity securities executed over-the-counter	213,809	
All other securities commissions	699,444	
Total securities commissions		914,776
Net gains (losses) on firm security investment accounts - including unrealized gains (losses)		(2,008)
Fees for account supervision, investment advisory and administrative services		75,549
Other revenue related to securities business		7,806
		996,123
Expenses		
Registered representatives' compensation	692,775	
Clerical and administrative compensation and benefits	107,850	
Taxes and other employment cost	17,815	
Clearance paid to non-brokers	32,129	
Telephone and internet	16,922	
Occupancy cost	16,254	
Regulatory fees	54,129	
Professional fees	77,599	
Insurance	4,494	
Dues and subscriptions	793	
Equipment lease	8,450	
Quotation expense	16,908	
Other expenses	19,071	
Total expenses		1,065,189
Other Income		4,831
Net Loss		$ (64,235)

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Preferred Stock 'B'	Preferred Stock 'C'	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2013	$ 781	$ 83,000	$ -	$ 227,936	$ (3,750)	$ (137,564)	$ 170,403
Dividends Paid					(1,000)		(1,000)
Net Income (Loss)					(64,235)		(64,235)
Stock Issuance			25,000				25,000
Balance - September 30, 2014	$ 781	$ 83,000	$ 25,000	$ 227,936	$ (67,985)	$ (137,564)	$ 130,168

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Cash Flows From Operating Activities		
Net loss	$	(64,235)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		-
Change in assets and liabilities:		
Increase in accounts receivable		(19,541)
Increase in prepaid expenses		(2,174)
Decrease in securities owned, net		2,343
Increase in accounts payable		17,946
Increase in accrued expenses		14,109
Net Cash Used for Operating Activities		(51,552)
Cash Flows From Financing Activities		
Net increase in note receivable - shareholders		3,500
Dividend Preferred Stock Class 'C'		(1,000)
Proceeds from Issuance of Stock		25,000
Net Cash Provided by Financing Activities		27,500
Net Decrease in Cash and Cash Equivalents		(24,052)
Cash and Cash Equivalents - October 1, 2013		67,512
Cash and Cash Equivalents- September 30, 2014	$	43,460
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 31, 2010, the Company formed a wholly-owned subsidiary, Artemis Wealth Advisors LLC (Artemis). The subsidiary provides investment advisory services.

Principles of Consolidation

At September 30, 2014, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its wholly-owned subsidiary, Artemis Wealth Advisors LLC. All inter-company transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Investments

The Company holds investments in stocks for the benefit of the Company. They are recorded at fair market value on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2014.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's equities consist of over-the-counter stocks and the fair market value is the price on the last date traded.

The following table presents the investments carried on the Consolidated Statement of Financial Condition by level within the valuation hierarchy as of September 30, 2014:

	Assets at Fair Value as of September 30, 2014			
	Level 1	Level 2	Level 3	Total
Equities	$ - 0 -	$ 2,606	$ - 0 -	$ 2,606
	$ - 0 -	$ 2,606	$ - 0 -	$ 2,606

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2014 is comprised of the following:

Current	$ 0
Deferred	0
	$ 0

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains (losses) on firm investments for financial accounting and tax purposes. The Company has recorded a valuation allowance for unrealized losses, as the Company is not sure whether they will be able to use these future losses. The Company also has net operating losses in the amount of $177,800, expiring in 2026, 2027 and 2028.

The Company's deferred tax assets and liabilities at September 30, 2014 consist of:

Deferred tax asset	$ 42,000
Valuation allowance	(16,520)
Deferred tax liability	-
	$ 25,480

The change in the valuation allowance was $0 for the year ended September 30, 2014.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2014. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2011, September 30, 2012 and September 30, 2013 are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $50,000. At September 30, 2014, the Company's net capital was $68,896, which was $18,896 more than the minimum required net capital. At September 30, 2014, the Company's ratio of aggregate indebtedness to net capital was 90%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

On October 10th, 2014, the Company was named to a FINRA mandatory arbitration involving a former customer and a former registered representative. The arbitration alleges that the Company failed to properly supervise Mr. Unger while he made investment decisions on behalf of the claimant. Based on advice from their legal consul the Company believes these claims to be baseless and without merit. The Company also believes that they will be exonerated by the arbitration panel.

NOTE 5 - RELATED PARTY COMMITMENTS

The Company occupies office facilities on a month-to-month basis, leasing the space from a firm whose majority principal is a minor stockholder in the Company. Monthly rent is $1,350.

Rent expense was $15,200 for the year ended September 30, 2014, all of which was paid to the related party.

There is one loan outstanding to a current shareholder of the Company. The loan, totaling $18,000, is in the form of an unsecured promissory note due and payable within the ensuing twelve months.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 7 - LEASES

The Company leases equipment used in its business. In May, 2013, the Company entered into an operating lease agreement with an unrelated entity for the use of a copy machine. The operating lease term is 39 months with payments of $274 monthly. In addition, the Company is leasing a telephone switch from a different unrelated entity. The lease term is 36 months with monthly payments of $440 and terminates in January, 2015. Total leased equipment expense was $8,450 for the year ended September 30, 2014.

Aggregate future minimum lease commitments for years subsequent to September 30, 2014 are as follows:

Year Ended September 30,	
2015	$5,048
2016	$3,014

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2014 was $1,413.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, from time to time, may exceed federally insured limits.

NOTE 10 - INVESTMENTS

The Company holds investments in equities that are valued as follows:

Cost	$	105,005
Unrealized loss		(102,399)
Fair Market Value	$	2,606

NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Artemis Wealth Advisors LLC, which include:

Assets	$	8,894
Liabilities	$	0
Net Worth		8,894
	$	8,894

Additionally, $200 of common stock in Artemis was eliminated at September 30, 2014.

NOTE 12 – PREFERRED STOCK

The Company issued non-voting preferred stock 'B'. There are no fixed dividends; any dividend on the preferred shares shall be noncumulative and payable when declared by the Board of Directors. The Board of Directors may redeem some or all of the preferred shares at a price equal to $1,000 per share.

In 2014, the Company issued non-voting preferred stock 'C'. There is a fixed dividend of 8%, which is payable quarterly The Board of Directors may redeem, after 3 years of issuance, some or all of the preferred 'C' shares at a price equal to $1,000 per share. Class C Preferred Shares are interpreted to mean that an owner of Class C Preferred Shares is not required to have said shares redeemed after three years. There is a put feature to the investor allowing for payment, on demand, at par plus accrued interest once every twelve months from execution date of the Subscription agreement and acceptance of payment to FASI. In addition, FASI will retain a call feature on the securities with the ability to repurchase the preferred stock at a $1000 per share plus accrued interest every twelve months from purchase date. Notice of the call or put must be provided in writing thirty days prior date of the proposed exercise. This feature will be in effect for three years from date of signing. At the end of three years, investor may elect to convert the preferred shares into common shares of Financial America Securities Inc, at a valuation of 2 times previous months per common share book value determined by FASI's previous month focus filing with FINRA, or accept the cash repayment of the investment plus accrued interest.

As of September 30, 2014, $1,000 in dividends is accrued and unpaid.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through December 2, 2014 the available date of issuance of the financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2014

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
30-Sep-14

Net Capital		
Total stockholders' equity from statement of financial condition	$	130,168
Non-allowable assets:		
Unsecured receivables		(18,000)
Deposits		(2,259)
Prepaid expenses		(6,248)
		103,661
Deferred taxes resulting from unrealized losses on securities		(25,480)
Net capital before haircuts on security positions		78,181
Haircuts on securities		(391)
Net capital of Subsidiary		(8,894)
Net capital	$	68,896
Aggregate indebtedness	$	62,182
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	4,145
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	18,896
Excess net capital at 1,000%	$	62,678
Percentage of aggregate indebtedness to net capital		90%

Additional Statements

There are no material differences in the computation with Form X-17A-5, Part II A.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

See accompanying notes to financial statements.